Exhibit 10.35

January 31, 2021

Dear Mark,

On behalf of Markforged, Inc. (the “Company”), I am pleased to offer you the position of Chief Financial Officer. If you accept this position, your employment will begin on or before 04/01/2021 (the “Start Date”). The initial terms and conditions of your employment are set forth below.

This position reports to the President & Chief Executive Officer (CEO).

Your initial base salary will be paid at the rate of $400,000 per year. You are also eligible to participate in the Company incentive plan (MIP) where you initially will be eligible to earn a target annual bonus of $100,000. The actual amount of the annual bonus, if any, shall be determined in the sole discretion of the Company. Any bonus for the current calendar year will be prorated based on the Start Date. Except as provided herein, you must be an active employee of the Company on the date the bonus is paid in order to earn or receive any bonus. Your base salary and target bonus, as well as the other terms and conditions of your employment, are subject to review and adjustment by the Company from time to time.

You are being hired as a Massachusetts employee and you acknowledge and agree that as a material condition of your employment, you are required to relocate your primary residence from San Francisco, CA to the Boston, MA area no later than August 31, 2021. Your failure to do so will be considered a material breach by you of this letter agreement and, notwithstanding any other term of this Agreement, may result in the immediate termination of your employment without any further financial obligation to you. Prior to your relocation, you further agree to travel regularly to Boston as reasonably required by the CEO, the Board of Directors or as otherwise required to perform your role. To assist you with your relocation, the Company will reimburse you for your reasonable relocation expenses up to an amount of $40,000, upon your submission of appropriate request for reimbursement and supporting documentation, provided that all such eligible reimbursements will be paid by March 15, 2022 and further provided the anticipated relocation expenses are pre-approved by the Company. Should you voluntarily resign your employment within one year of your Start Date, you agree to repay the full amount of any relocation reimbursements that you have received to the Company, within ten (10) days following the last day of your employment.

Your salary and bonus will be subject to tax and other withholdings as required by law. In addition, during your employment, you will be eligible to participate in the employee benefit plans made generally available by the Company from time to time to its employees, subject to plan terms and generally applicable Company policies.

Subject to the approval of the Board of Directors of the Company, the Company shall grant you an equity award under the Company’s 2013 Stock Incentive Plan (the “Plan”) consisting of 800,000 restricted stock units (“RSUs”). The RSUs will be subject to the terms of the Plan and subject to and contingent upon your execution of a restricted stock unit agreement, which will set forth the vesting schedule and other terms and conditions. Vesting will include both a time-based condition (four years, 25% vesting on the first anniversary of your Start Date and equal vesting in 12 quarterly installments thereafter), and a performance-based condition (consummation of a “Sale Event” or a “Public Listing” as defined in the restricted stock unit agreement).

“Cause” means any of the following: (i) conduct by you constituting an act of misconduct in connection with the performance of your duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by you of (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by you that would reasonably be expected to result in injury or reputational harm to the Company or any of its subsidiaries and affiliates if you were retained in your position; (iv) continued non-performance by you of your duties hereunder (other than by reason of your physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the Board; (v) a breach by you of any of the provisions of the Restrictive Covenants Agreement, as defined below; (vi) a violation by you of the Company’s written employment policies; or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

“Good Reason” means that you have complied with the Good Reason Process (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in your Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (ii) a material diminution in your responsibilities, authority or duties; (iii) a material change in the principal geographic location at which you are required to provide services to the Company; or (iv) the material breach of this letter by the Company.

“Good Reason Process” means that (i) you reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) you notify the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such condition; (iii) you cooperate in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) you terminate your employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

“Other Employment” means employment on a more than half-time basis. For these purposes, any service as an “employee” within the meaning of M.G.L. c. 149, § 148B shall be considered to be “employment.”

“Qualifying Termination” means a termination of your employment by the Company without Cause or a resignation by you for Good Reason, or the revocation or cancellation of this executed offer letter by the Company at any time prior to your Start Date except if such revocation or cancellation is due a failure by you to satisfy the offer conditions set forth in this letter.

“Release Requirement” means the requirement that, as a condition of receiving the Severance Amount and certain other payments and benefits as specified below following a Qualifying Termination, you sign a separation agreement in the form proposed by the Company, including a release of legal claims and a non-disparagement obligation, among other terms, within twenty-one (21) days of the date tendered to you and you do not exercise any right to revoke such separation agreement.

“Severance Period” means the period immediately following the date of termination of employment until the earlier of (i) six months from the date of termination or (ii) the date immediately before you commence Other Employment.

If you have a Qualifying Termination and you satisfy the Release Requirement, the Company shall pay or otherwise provide the following to you:

●	The Company shall pay you on regular payroll dates for the Severance Period at the rate of your Base Salary, plus employer cost of your current health insurance plan premiums for the length of the Severance Period (the “Severance Pay”); provided that (i) the Company may commence payments of Severance Pay at any time within 60 days after the date of termination; (ii) if such sixty (60) day period crosses two calendar years, payments of the Severance Pay shall commence in the second calendar year; and (iii) the initial payment of the Severance Pay shall include a catch-up payment for the period between the date of termination and the beginning of the payroll period applicable to the first payroll date. You shall promptly notify the Company if you secure Other Employment and you shall respond fully to any reasonable inquiries by the Company that relate to its rights to cease Severance Pay in the event you commence Other Employment. Notwithstanding the foregoing, all payments of Severance Pay and other obligations of the Company below shall immediately cease if you breach any of the provisions contained in the Nondisclosure and Noncompetition Agreement. The Severance Amount will be subject to tax and other withholdings as required by law.

●	If your Qualifying Termination occurs between the end of a calendar year and the date of payouts of bonuses for such calendar year, the Company shall pay you the bonus for such recently completed calendar year. If the Company has determined such bonus level before the Qualifying Termination, the bonus shall be paid in such amount. If the Company has not determined such bonus level before the Qualifying Termination, the Company shall determine such bonus level in good faith and pay such amount upon determination.

For the avoidance doubt, each of the foregoing is subject to your satisfaction of the Release Requirement.

This letter shall not be construed as an agreement, either expressed or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to terminate the employment relationship, with or without cause, at any time, with or without notice. Similarly, except as provided herein, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company

Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the enclosed Confidentiality, Assignment, Nonsolicitation and Noncompetition Agreement (the “Restrictive Covenants Agreement”).

Each payment pursuant to the terms of this letter shall be considered a separate payment for purposes of Internal Revenue Code Section 409A (“Section 409A”). A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amount or benefit upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of this letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” (within the meaning of Section 409A) on the date of your separation from service, then any payments or benefits that otherwise would be payable pursuant to the terms of this Agreement within the first six (6) months following your separation from service (the “409A Suspension Period”), shall instead be paid in a lump sum within 14 days after the end of the six (6) month period following your separation from service, or your death, if sooner, but only to the extent that such payments or benefits provide for the “deferral of compensation” within the meaning of Section 409A, after application of the exemptions provided in Sections 1.409A-1(b)(4) and

1.409A-1(b)(9)(ii)-(v) thereof. After the 409A Suspension Period, you will receive any remaining payments and benefits due in accordance with the terms of this letter (as if there had not been any suspension beforehand). The Company will cooperate with you in making any amendments to this letter that you reasonably request to avoid the imposition of taxes or penalties under Section 409A of the Code provided that such changes do not provide you with additional benefits (other than de minimis benefits) under this terms of this letter.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this offer letter. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. The Company acknowledges that you currently serve as a board member or advisory board member for the following listed organizations and that you may continue to serve in such capacity; provided, that your continued participation in such activities does not interfere with your obligations to the Company and the performance of your role as determined in the sole discretion of the CEO.

The Olympic Club

Trax Retail, Inc.

Tiege Hanley LLC

Breezometer

Siam Precision Components

The foregoing terms supersede any prior discussions, oral or written, which we have had relating to your employment and the other matters discussed in this letter. Additionally, it is understood that from time to time, the Company reviews its benefits, policies and practices and may modify or terminate any of them at its discretion.

We hope that you will accept our offer to join the Company. You may indicate your agreement with these terms and accept this offer by signing, dating and returning the electronic copy of this offer letter. This offer, if not accepted, will expire at the close of business on 02/03/2021.

As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States.

This offer of employment is contingent upon the Company’s satisfaction with the results of your reference and background checks.

We look forward to your participation in the success of the Company. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Dorit Liberman
Dorit Liberman
Chief Human Resources Officer
Markforged, Inc.

I accept the foregoing offer of employment:

/s/ Mark Schwartz
NAME: Mark Schwartz

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